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                                [INVACARE LOGO]

                                                                   April 4, 1997

DEAR HEALTHDYNE SHAREHOLDER:

    On Monday, March 31, 1997, I.H.H. Corp., our wholly-owned subsidiary, increased the price in its tender offer for all outstanding shares of common stock of Healthdyne Technologies, Inc. to $13.50 per share. We have enclosed a Supplement to the Offer to Purchase and various other documents related to the revised tender offer. The tender offer has now been extended to 6:00 p.m., New York City time, on Monday, April 28, 1997, unless further extended.

    The Supplement should be read in conjuction with the Offer to Purchase. If you have not previously received an Offer to Purchase, you can obtain one from MacKenzie Partners, Inc., the Information Agent in the tender offer, at the addresses and telephone numbers set forth on the back cover of the Supplement or from brokers, dealers, commercial banks and trust companies.

    Note that if you have already validly tendered shares pursuant to the tender offer (including by using the original Letter of Transmittal which references a price of $13 per share) and have not properly withdrawn such shares, you need not take any further action in order to receive the increased price of $13.50 per share pursuant to the tender offer. If you have not already tendered your shares, we hope that you will give renewed consideration to the increased tender offer.

    Detailed instructions on procedures for tendering shares are contained in the enclosed materials and the Offer to Purchase. Questions and requests for assistance may be directed to MacKenzie Partners at (800) 322-2885 or to Salomon Brothers Inc., the Dealer Manager for the tender offer, at its address and telephone number set forth on the back cover of the Supplement.

                                           Sincerely,

                                           A. MALACHI MIXON, III
                                           CHAIRMAN OF THE BOARD &
                                           CHIEF EXECUTIVE OFFICER